                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF NOVEMBER, 2001.

                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR

                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F       X       Form 40-F
                          -----------             -----------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                No        X
                         -----------        -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of November, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of October and Cumulative for 10 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of September 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods

                                 CNH Global N.V.
                                 ---------------

                Summary North American Retail Unit Sales Activity
              For Selected Agricultural and Construction Equipment,
         During the Month of October and Cumulative for 10 Months, 2001,
      And Indicators of North American Dealer Inventory Levels for Selected
               Agricultural Equipment at the End of September 2001
    Relative to Industry Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute (`EMI') and of the Canadian Farm and Industrial Equipment Institute (`CFIEI').

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

Page 2                    CNH Global N.V.                  October N.A. Activity


                   SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY

                                 TOTAL NORTH AMERICAN            CNH RELATIVE PERFORMANCE
CATEGORY                               INDUSTRY                        (ALL BRANDS)
--------                         --------------------            ------------------------
RETAIL UNIT SALES:
MONTH OF (OCT. 2001)

Agricultural Tractors:

under 40 horsepower (2WD)               + 6.4%                   up moderately more than the industry

40 to 100 horsepower (2WD)              (4.1%)                   down in line with the industry

over 100 horsepower (2WD)               + 13.0%                  up moderately more than the industry

4 wheel drive tractors                  (6.4%)                   up moderate double digits

Total tractors                          + 3.1%                   up high single digits

Combines                                (5.6%)                   up moderate double digits

Loader/backhoes                         (6.0%)                   down moderately more than the industry

Skid Steer Loaders                      (11.2%)                  down moderately more than the industry

Total Heavy
Construction Equipment                  (19.1%)                  up high double digits

RETAIL UNIT SALES:
10 MONTHS, 2001

Agricultural Tractors:
under 40 horsepower (2WD)               + 8.6%                   up moderately more than the industry

40 to 100 horsepower (2WD)              + 4.9%                   up low single digits

over 100 horsepower (2WD)               + 7.1%                   up moderately more than the industry

4 wheel drive tractors                  + 8.7%                   up significantly more than the industry

Total tractors                          + 7.2%                   up moderately more than the industry

Combines                               + 17.6%                   up moderately more than the industry

Loader/backhoes                         (16.4%)                  down moderately more than the industry

Skid Steer Loaders                       (9.3%)                  down in line with the industry

Total Heavy
Construction Equipment                  (12.7%)                  down mid single digits

DEALER INVENTORIES:
END OF SEPTEMBER 2001

Agricultural Tractors:
under 40 horsepower (2WD)          6.1 months supply             1 month less than the industry

40 to 100 horsepower (2WD)         5.7 months supply             more than 1 month less than the industry

over 100 horsepower (2WD)          4.6 months supply             1 month less than the industry

4 wheel drive tractors             3.4 months supply             more than 1 month less than the industry

Total tractors                     5.7 months supply             more than 1 month less than the industry

Combines                           3.1 months supply             1/2 month more than the industry


Dated:  November 14, 2001

                            OCTOBER 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                      (REPORT RELEASED NOVEMBER 13, 2001)

                                                                                  SEPTEMBER
                                                                                     2001
                   OCTOBER   OCTOBER       %       Y-T-D      Y-T-D       %       U.S. Field
EQUIPMENT            2001      2000      CHG.       2001       2000      CHG.     Inventory*
                   -------   -------    ------    -------    -------    ------    ----------
2 WHEEL DRIVE

Under 40 HP          7,574     7,157     5.80%     79,999     73,835     8.30%      44,491

40 & Under 100       5,006     5,232    -4.30%     45,835     43,851     4.50%      24,149
HP
100 HP & Over        2,193     1,877    16.80%     14,580     13,993     4.20%       6,043

TOTAL               14,773    14,266     3.60%    140,414    131,679     6.60%      74,683

4 WHEEL DRIVE          389       425    -8.50%      2,944      2,724     8.10%         893

TOTAL FARM          15,162    14,691     3.20%    143,358    134,403     6.70%      75,576
WHEEL TRACTORS

COMBINES               821       842    -2.50%      5,361      4,373    22.60%       1,634
(SELF-PROPELLED)


[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeffrey Arnold, EMI Director of Statistics Administration or Mary Matimore, EMI Statistical Assistant.

                        Equipment Manufacturers Institute
                  10 S. Riverside Plazao Chicago, IL 60606-3710
                     Phone: 312-321-1470 o Fax: 312-321-1480
                               E-mail: emi@emi.org

Copyright(C)2001 by the Equipment Manufacturers Institute.  All rights reserved.

CFIEI Industry News                                                  Page 1 of 2


                                  [CFIEI LOGO]


                            OCTOBER 2001 FLASH REPORT

                      CANADA REPORT - RETAIL SALES IN UNITS
                      (Report released November 12, 2001)


The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

------------------------------------------------------------------------------------------------------------------
                                                                       OCTOBER
                                    OCTOBER                          YEAR-TO-DATE                  SEPTEMBER
------------------------------------------------------------------------------------------------------------------
                                                                                               2001        2000
                                                                                             CANADIAN    CANADIAN
                                                                                              (FIELD)     (FIELD)
EQUIPMENT                 2001       2000      % CHG.        2001       2000      % CHG.    INVENTORY  INVENTORY
------------------------------------------------------------------------------------------------------------------
2 WHEEL TRACTORS

UNDER 40 HP                 494        424       16.5%       4,256      3,735       13.9%      2,840      2,240
40& UNDER 100 HP            917        947       -3.2%       5,607      5,168        8.5%      3,801      3,416
100 HP & OVER               499        506       -1.4%       3,037      2,456       23.7%      1,479      1,518
TOTAL                     1,910      1,877        1.8%      12,900     11,359       13.6%      8,120      7,174

4 WD TRACTORS                47         41       14.6%         445        393       13.2%        185        173

TOTAL FARM WHEEL
TRACTORS                  1,957      1,918        2.0%      13,345     11,752       13.6%      8,305      7,347

COMBINES
(SELF-PROPELLED)            161        198      -18.7%       1,004      1,040       -3.5%        428        545
------------------------------------------------------------------------------------------------------------------





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http://www.cfiei.ca/flp.html                                          11/14/2001

CFIEI Industry News                                                  Page 2 of 2

--------------------------------------------------------------------------------



                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                     3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                    Phone: 905-632-8483 * Fax: 905-632-7138
                             E-Mail: info@cfiei.ca


  Copyright(C)2001 Canadian Farm & Industrial Equipment Institute. All rights reserved.


SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: NOVEMBER 12, 2001








http://www.cfiei.ca/flp.html                                          11/14/2001

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                               CNH Global N.V.



                                               By:   /s/ Debra E. Kuper
                                                     ---------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary

November 14, 2001